                                              Filing by Delaware Group Equity
                                               Funds V
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933

                                              Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                              Commission File No. 811-04659

Delaware Investments/SM/
A member of Lincoln Financial Group/R/

                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE
Contact: Christina Ward                              Priscilla Brown
Corporate Communications                             Investor Relations
Delaware Investments                                 Lincoln Financial Group
215.255.1388                                         215.448.1422

                  Lincoln National Convertible Securities Fund
      Announces Proposed Reorganization into Delaware Dividend Income Fund

PHILADELPHIA,  FEBRUARY 16,  2005--The  Board of  Directors of Lincoln  National
Convertible  Securities Fund, Inc. (NYSE:  LNV) (the "Fund") today announced its decision to approve a proposal providing for the reorganization of the Fund into the Delaware  Dividend  Income Fund (the "Dividend  Income  Fund"),  an open-end series of  Delaware  Group  Equity  Funds V.  Under  the  terms of the  proposed reorganization,  the Dividend Income Fund would acquire substantially all of the assets of the Fund in exchange for Class A shares of the  Dividend  Income Fund;
those Class A shares of the Dividend  Income Fund would then be distributed  pro rata  to the  shareholders  of the  Fund's  common  stock;  and the  Fund  would
subsequently   be   liquidated   and   dissolved.    This    transaction    (the
"Reorganization"),  which is expected to be tax-free, is subject to the approval of the Fund's shareholders. The Board of Trustees of Delaware Group Equity Funds
V also approved the proposed  Reorganization  today. If approved by shareholders of the Fund,  shares will be exchanged  based on the respective net asset values of the Fund's common stock and the Class A shares of the Dividend Income Fund.

It is currently  anticipated that, during the three months following the closing of the Reorganization,  redemptions of the Dividend Income Fund shares issued to shareholders of the Fund in the  Reorganization  will be subject to a redemption fee of two percent (2%). This redemption fee will be paid to the Dividend Income
Fund to help defray the transaction costs associated with such redemptions.

The Fund's Board of Directors plans to submit the proposed Reorganization to the
Fund's  shareholders at a special meeting,  currently  expected to take place in
June 2005. Any solicitation of proxies by the Fund in

                                     - more-

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com

Delaware Investments/SM/
A member of Lincoln Financial Group/R/

                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

connection with this shareholder  meeting will be made only pursuant to separate proxy materials filed under the federal  securities laws. It is anticipated that these proxy materials will be distributed to the Fund's  shareholders at the end of March 2005.  There can be no assurance that the shareholders of the Fund will vote in favor of the proposed Reorganization.

The Fund is a closed-end,  diversified  investment management company managed by
Delaware Management Company. Delaware Management Company is a series of Delaware
Management  Business  Trust,  a wholly  owned  subsidiary  of  Lincoln  National
Corporation.  The Fund's  primary  objective is to provide a high level of total return through a combination of capital  appreciation and current income.  As of
February 15, 2005, the Fund had total assets of approximately $87.3 million.

The  Dividend  Income Fund is an  open-end,  diversified  mutual fund managed by
Delaware  Management  Company.  The Fund's  investment  objective  is to seek to provide high current income and an investment that has the potential for capital appreciation. As of February 15, 2005, the Dividend Income Fund had total assets of approximately $279.5 million.

In  connection  with the proposed  Reorganization,  the Fund and Delaware  Group
Equity Funds V, on behalf of the Dividend  Income Fund,  intend to file relevant materials  with  the  U.S.  Securities  and  Exchange  Commission  (the  "SEC"),
including a Form N-14 combined  proxy  statement for the Fund and a registration statement for the Dividend  Income Fund that will contain a prospectus.  Because those documents will contain important information,  the Fund's shareholders are urged to read them  carefully  when they become  available.  When filed with the
SEC,  those  documents  will be available  free of charge at the SEC's  website,
www.sec.gov. The Fund's shareholders will also be able to obtain copies of these
-----------
documents and other  transaction-related  documents,  when available, by calling
Delaware Investments toll-free at 800-523-1918. The foregoing is not an offer to sell,  nor a  solicitation  of an offer to buy,  shares of any fund, nor is it a solicitation of any proxy.

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Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com